SD 3/8/05

SECU[illegible] 05036592 [illegible]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2005 WASH, D.C. 183

SEC FILE NUMBER
8- 51488

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Redstone Consulting, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 N Post Oak Lane Suite 200
(No. and Street)

Houston	Texas	77024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. David Solomon — (713) 266-1899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mann Frankfort Stein & Lipp
(Name – *if individual, state last, first, middle name*)

12 Greenway Plaza Suite 800	Houston	Texas	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-24-05

OATH OR AFFIRMATION

I, David Solomon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redstone Consulting, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SYDNEY L. WILSON
MY COMMISSION EXPIRES
November 29, 2006

Signature

David Solomon General Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDSTONE CONSULTING, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

CONTENTS

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Board of Directors
Redstone Consulting, LLC

We have audited the accompanying statements of financial condition of Redstone Consulting, LLC as of December 31, 2004 and 2003, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redstone Consulting, LLC as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying information included in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
February 4, 2005

REDSTONE CONSULTING, LLC
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 485,895	$ 422,533
Fees receivable	199,712	522,302
Prepaid expenses	34,230	29,083
TOTAL CURRENT ASSETS	719,837	973,918
PROPERTY AND EQUIPMENT		
Furniture and fixtures	136,148	127,374
Equipment	26,281	21,623
Computers	54,072	41,864
Software	63,872	43,677
Leasehold improvements	28,647	21,606
	309,020	256,144
Less: accumulated depreciation	192,981	158,767
NET PROPERTY AND EQUIPMENT	116,039	97,377
TOTAL ASSETS	$ 835,876	$ 1,071,295
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$ 44,399	$ 60,090
Accrued expenses	296,714	260,867
TOTAL LIABILITIES	341,113	320,957
MEMBER'S EQUITY	494,763	750,338
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 835,876	$ 1,071,295

See notes to financial statements.

REDSTONE CONSULTING, LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2004	Year Ended December 31, 2003
REVENUES		
Placement fees	$ 1,102,249	$ 2,658,370
Investment advisory fees	3,367,262	2,381,758
Commissions	413,295	367,934
Gain on trading account	32,590	49,610
Interest income	188,172	197,396
Miscellaneous	24,053	13,554
TOTAL REVENUES	5,127,621	5,668,622
EXPENSES		
Management fees	1,504,692	1,951,500
Salaries	2,244,360	1,651,837
Clearance fees	511,261	491,614
Other operating expenses	586,200	476,113
Occupancy and equipment rental	264,764	248,251
Professional and consulting fees	39,405	40,645
Payroll taxes	124,096	103,094
Subscriptions and dues	113,672	109,964
Travel	60,383	59,160
Insurance	99,651	133,587
Licensing and registration fees	5,679	11,887
Telephone	79,033	77,263
TOTAL EXPENSES	5,633,196	5,354,915
NET INCOME (LOSS)	$ (505,575)	$ 313,707

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

REDSTONE CONSULTING, LLC
STATEMENTS OF MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

Balance at January 1, 2003	$ 601,631
Contributions	285,000
Distributions	(450,000)
Net income	313,707
Balance at December 31, 2003	750,338
Contributions	250,000
Net loss	(505,575)
Balance at December 31, 2004	$ 494,763

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

REDSTONE CONSULTING, LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	Year Ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (505,575)	$ 313,707
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	34,214	37,950
Changes in operating assets and liabilities:		
Fees receivable	322,590	(226,955)
Prepaid expenses	(5,147)	12,498
Accounts payable	(15,691)	(86,975)
Accrued expenses	35,847	206,445
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(133,762)	256,670
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(52,876)	(2,527)
NET CASH USED IN INVESTING ACTIVITIES	(52,876)	(2,527)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	250,000	285,000
Distributions	-	(450,000)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	250,000	(165,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	63,362	89,143
CASH AND CASH EQUIVALENTS - beginning of year	422,533	333,390
CASH AND CASH EQUIVALENTS - end of year	$ 485,895	$ 422,533
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$ -	$ 28

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Redstone Consulting, LLC (the "Company"), is a wholly-owned limited liability company subsidiary of The Redstone Companies, L.P. ("TRC"). The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(ii). The Company has offices located in Houston and San Antonio, Texas with customers located throughout the United States. The Company issues financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Revenue Recognition: Securities transactions are recorded on a trade date basis. The Company also generates revenues earned from investment referrals based on various contracts it has with investment companies. Revenues are recognized on an accrual basis and based on terms defined in these agreements.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Federal Income Taxes: The net income or loss of the Company flows through to its member. Accordingly, no federal income taxes are included in the accompanying financial statements.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over three to seven years using accelerated methods.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CLEARING BROKER

The Company has an agreement with Bear Stearns Securities Corporation ("Clearing Broker") to perform various securities clearance services. The agreement with the Clearing Broker requires the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules or $150,000.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $161,716, which was $61,716 in excess of its minimum required net capital of $100,000.

NOTE D - OPERATING LEASE

The Company leases office space and certain equipment under the terms of operating leases which expire at various times through February 2011. In addition, the Company leases office space from a related party on an informal basis. Approximate future minimum lease payments under non-cancelable lease agreements are as follows:

Year Ending December 31,		
2005	$	108,283
2006		114,568
2007		108,940
2008		109,644
2009		113,294
Thereafter		133,028
	$	687,757

Total rent expense for 2004 and 2003 was $264,764 and $248,251, respectively, of which $183,018 and $168,361 was charged by the related party in 2004 and 2003, respectively.

NOTE E - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include sophisticated financial institutions and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

NOTE F - RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with TRC whereby the Company pays a monthly fee in return for use of TRC's employees, facilities, and other administrative resources. Payment of these fees are cancelable at TRC's discretion, under the management agreement. During 2004 and 2003, the Company was charged $0 and $825,000, respectively, in such fees to TRC. Such fees are included in management fee expense.

SUPPLEMENTARY INFORMATION

REDSTONE CONSULTING, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

TOTAL MEMBER'S EQUITY			$	494,763
Deductions for nonallowable assets				
Fees receivable	$	154,949		
Property and equipment, net		116,039		
Prepaid expenses		34,230		
Cash equivalents		14,829		320,047
Other deductions				13,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS				161,716
Haircuts on securities				-
NET CAPITAL			$	161,716
AGGREGATE INDEBTEDNESS				
Items included in statement of financial condition				
Accounts payable			$	44,399
Accrued expenses				296,714
TOTAL AGGREGATE INDEBTEDNESS			$	341,113
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS				
Minimum net capital required (15:1 of total aggregate indebtedness)			$	22,741
Minimum dollar net capital requirement			$	100,000
Net capital requirement (greater of above two minimum requirement amounts)			$	100,000
EXCESS NET CAPITAL			$	61,716
Ratio: aggregate indebtedness to net capital				2.11 : 1

There is no material difference between the above computation and the Company's computation of net capital as reported in Company's Part II of Form X-17A-5 (amended) as of December 31, 2004.

See Independent Auditors' Report.

REDSTONE CONSULTING, LLC

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

Board of Directors
Redstone Consulting, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Redstone Consulting, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
February 4, 2005

REDSTONE CONSULTING, LLC

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants

A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

Board of Directors
Redstone Consulting, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Redstone Consulting, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
February 4, 2005